UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report is a press release of Creative Global Technology Holdings Limited (the “Company”), dated September 29, 2025, regarding the Company’s unaudited condensed combined and consolidated financial statements for the six months ended March 31, 2025.

Attached as Exhibit 99.2 to this report is the Company’s unaudited condensed combined and consolidated financial statements.

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-284400), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	Creative Global Technology Holdings Limited

	By:	/s/ Hei Tung (“Angel”) Siu
Hei Tung (“Angel”) Siu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Unaudited Financial Results as of and for the six-month period ended March 31, 2025

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